UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-38857

BIT ORIGIN LTD

(Translation of registrant’s name into English)

27F, Samsung Hub

3 Church Street Singapore 049483

T: 347-556-4747

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

On June 7, 2024, Bit Origin Ltd (the “Company”) entered into a sales representative agreement (the “Agreement”) with NGH Computer Pte. Ltd. (“NGH”), pursuant to which NGH agreed to engage the Company as its non-exclusive representative to market and solicit orders for Aethir Edgar miners, hardware devices for contributing rendering services to Aethir Cloud Depin network (the “Devices”). The Company shall determine in its sole discretion the sale price at which the Company markets and sells the Devices. NGH agreed to pay a commission to the Company in the form of a credit towards the Company’s next purchase order. The Company has also agreed to make an advance payment in the amount of $1 million within 15 days from the execution of the Agreement. The advance payment will be used as credit in the purchase orders for purchasing the Devices from NGH. The term of the Agreement is 12 months and shall be automatically renewed for another 12 months unless either party gives the other party written notice not to renew the Agreement. The Agreement can be terminated by either party by giving the other party a 15 days’ advance written notice.

The foregoing summaries of the Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of, as applicable, the Exhibit 10.1 to this Report on Form 6-K, which is incorporated herein by reference.

Attached as Exhibit 99.1 is the Company’s press release of June 7, 2024, entitled, “Bit Origin Ltd Announces Strategic Partnership with Aethir to Become Sales Representative and Entering the Field of AI Computing Power, GPU, and Edge Computing.”

This Form 6-K (including the exhibits) is incorporated by reference into the Company’s Registration Statement on Form F-3 initially filed with the Securities and Exchange Commission on November 21, 2022 (Registration No. 333-268501), as amended, and the Company’s Registration Statement on Form F-3 initially filed with the Securities and Exchange Commission on November 16, 2023 (Registration No. 333-275602), as amended.

Exhibit Index

Exhibit No.	Description
10.1	Sales Representative Agreement, dated June 7, 2024
99.1	Press Release - Bit Origin Ltd Announces Strategic Partnership with Aethir to Become Sales Representative and Entering the Field of AI Computing Power, GPU, and Edge Computing

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2024	BIT ORIGIN LTD

	By:	/s/ Jinghai Jiang
	Name:	Jinghai Jiang
	Title:	Chief Executive Officer, Chief Operating Officer, Chairman of the Board and Director